Zentek Announces Pilot Evaluation Program with Quality Filters Inc.

Guelph, Ontario, March 4, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSX-V: ZEN) (NASDAQ: ZTEK) is pleased to announce the initiation of a pilot evaluation program with Quality Filters Inc. ("Quality"), a U.S.-based manufacturer of heating, ventilation and air conditioning ("HVAC") and industrial air filtration products, to assess the integration of Zentek's proprietary air filtration media technology into Quality's commercial product lines.

The pilot program is expected to span approximately 8 to 12 weeks and is designed to assess product compatibility, manufacturing scalability, and end-product performance under real-world commercial conditions. During the pilot period, the teams will collaborate on defining the commercial and technical framework for a potential long-term supply arrangement.

This initiative advances Zentek's strategy of following its principal commercialization pathways as outlined in the Company's Management Discussion and Analysis dated February 17, 2026, which focuses on integrating intellectual property into existing filtration products and leveraging existing infrastructure through partnerships with established manufacturers. The Company believes the pilot with Quality represents the first material step toward validating these pathways in the U.S. air filtration market and represents a repeatable, partnership-led commercialization model that can be leveraged in other markets as well.

The Company was introduced to Quality by Altek Advanced Materials Inc. ("Altek"). If the Company is successful in negotiating a licensing agreement, Altek would be entitled to a royalty as per the terms of the binding letter of intent announced on September 3, 2025.

U.S. Air Filtration Market

The U.S. represents a highly attractive market for advanced HVAC air filtration solutions, supported by both scale and structural demand drivers. Independent industry research estimates the U.S. air filter market is projected to reach approximately US$7.3 billion by 20321, driven by commercial, healthcare, and institutional buildings requiring higher-performance filtration solutions. At the same time, building decarbonization is accelerating, with the U.S. Department of Energy estimating that buildings account for more than one-third of U.S. greenhouse gas emissions and approximately 75% of U.S. electricity consumption2, placing HVAC system efficiency at the center of regulatory and economic priorities. The Company believes this convergence creates a compelling opportunity for differentiated filtration technologies that can enhance air quality without increasing system energy demand. Through its partnership with Quality, Zentek believes its proprietary air filtration media technology has the potential to support Quality's growth platform in the U.S. by enabling advanced, energy-efficient filtration products aligned with these customer, regulatory, and sustainability objectives.

1 Fortune Business Insights, Air Filters Market Size, Share & Industry Analysis, January 2026.

2 U.S. Department of Energy, Decarbonizing the U.S. Economy by 2050: A National Blueprint for the Buildings Sector, April 2024.

Given the U.S. air filtration market is several times the size of the Canadian market, it represents a key strategic priority for Zentek. The Company expects to continue evaluating regulatory requirements for EPA registration in parallel with this pilot program, positioning the Company to advance its evaluation of U.S. regulatory requirements while working with a validated manufacturing partner to potentially enter the U.S. market.

Management Commentary

Amy Spottswood, Chief Executive Officer of Quality Filters Inc., stated: "We are interested in evaluating advanced coating technologies that can enhance the performance and value proposition of our filtration products. This pilot program will allow us to assess Zentek's proprietary air filtration media technology under our standard production conditions and evaluate its potential for integration into our commercial product offerings."

Mohammed (Moe) Jiwan, CEO of Zentek, commented: "This pilot program with Quality Filters represents a meaningful step forward in our principal commercialization pathways. Rather than building manufacturing capacity from the ground up, we are working to integrate our intellectual property directly into the production lines of an established filter manufacturer. The U.S. market offers both a large addressable market and a regulatory framework that supports multiple potential pathways to commercialization. We are extremely excited to work with the Quality family and look forward to demonstrating our unique performance advantages in their production environment over the coming weeks."

About Quality Filters Inc.

Quality Filters Inc. is a manufacturer of commercial and residential air filtration products, based in Robertsdale, Alabama. The company designs and manufactures HVAC air filters for distributors, original equipment manufacturers, and commercial customers, and is recognized for its strong track record in customer service and its commitment to delivering high-quality, reliable filtration products.

About Zentek Ltd.

Zentek Ltd. is a Canadian company advancing a portfolio of graphene-enabled advanced material technologies across healthcare, clean air and next-generation industrial applications. Zentek develops and scales materials-innovation solutions that aim to make partner products better, safer and more energy-efficient, while unlocking new high-value markets for ultra-high-purity graphite in nuclear, battery and semiconductor applications.

For further information:

Mohammed (Moe) Jiwan

Chief Executive Officer

Phone: 647-287-9582

Email: mjiwan2@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.